Exhibit 4.24

Level 31 One Churchill Place London E14 5HP www.barclays.com

STRICTLY PRIVATE & CONFIDENTIAL

For the attention of the addressee only

James E. Staley

27 October 2015

Dear Jes,

Following our recent discussions, we are delighted to extend an offer of employment to you as Chief Executive Officer, Barclays Group.

Enclosed is a Summary of Key Terms and the applicable Schedules and Detailed Terms and Conditions which set out important conditions relating to your employment and which, together, form your employment agreement with Barclays (your “Agreement”).

This offer is conditional upon the appropriate regulatory approvals and Barclays’ recruitment and screening. We will also require certain documents on or before your first day of employment. HR Executive Services will be in touch with you shortly about these arrangements.

If you have any further questions relating to any of the documentation please do not hesitate to contact me.

We look forward to welcoming you to Barclays.

Yours sincerely,

Lawrence Dickinson

Barclays Company Secretary

Summary of Key Terms

Introduction to this Section

This section is intended as an “at a glance” summary of the key terms of the offer to you. We therefore recommend that you read these terms in conjunction with any applicable Schedules and the enclosed Detailed Terms and Conditions which together form your contract of employment (your “Agreement”).

Name	James E. Staley

Employing Company	Barclays Bank Plc (“the Company”)

Position

You will be employed as Group Chief Executive Officer. You will also be a member of the Barclays Group Executive Committee.

You will be appointed Group Chief Executive Officer from 1 December 2015. From that date you will also be an Executive Director of the Company and Barclays PLC reporting to the Barclays Group Chairman, subject to the Articles of Association of the relevant company as amended from time to time.

You acknowledge that by virtue of your role as Group Chief Executive Officer you will become a Senior Manager with effect from 7 March 2016 and that the provisions of your Agreement that relate to you as a Senior Manger shall come into effect on that date.

Start Date	On 1 December 2015, subject to the pre-employment conditions being met to the Company’s satisfaction.

Place of Work	1 Churchill Place, London, E14 5HP and such other locations and offices as reasonably required in the performance of your duties.

Working Hours	Business hours from Monday to Friday, plus such additional hours as are required for the proper performance of your duties.

Salary	£1.2m per annum, subject to tax and other statutory deductions and payable on or around the 23rd of each month.

Role Based Pay	You shall be eligible to receive Role Based Pay in the form of Barclays PLC shares (“Shares”) subject to a holding period, which for the avoidance of doubt is not a vesting or forfeiture condition, and you completing a section 431 tax election before the first delivery of Shares. The value of Role Based Pay Shares that you will be eligible to receive is £1.15m per annum.

Role Based Pay will form part of your fixed compensation and will be delivered quarterly in equal amounts.

The number of Shares to be delivered for any quarter will be calculated by reference to the 10 a.m. market price on the London Stock Exchange on the date of delivery.

The Shares will be deposited with Barclays Wealth Nominees Limited (“Nominee”), after sufficient Shares have been withheld to satisfy tax and other statutory deductions, and will be subject to a holding period during which the Shares may not be sold, transferred, charged, pledged, mortgaged or otherwise encumbered. These restrictions will lift as to 20% of the Shares on the first, second, third, fourth and fifth anniversaries of the date on which the Shares are deposited with the Nominee.

Role Based Pay is not included in the definition of base Salary or final pensionable Salary for any purpose (for example for the purpose of your pension or the calculation of any other benefits), except where required under local law.

If you participate in any salary-sacrifice schemes, the term ‘base salary’ refers to your pre-sacrifice gross Salary and does not include any Role Based Pay. Your Benefits Allowance will also be unaffected by Role Based Pay.

Please note that Role Based Pay is not set by reference to (and will not vary based on) your performance in your role or Barclays performance.

If your employment terminates, the Shares to be delivered on the next quarterly delivery date shall be pro-rated for the number of days from the start of the relevant quarter to your termination date. If Barclays elects to terminate your employment with pay in lieu of notice, you will not receive any Shares that would otherwise have accrued during your notice period.

Barclays reserves the right in its discretion to deliver Role Based Pay or a proportion of it in a form other than Shares (including in the form of cash or other capital instruments). Barclays will review the use and terms of Role Based Pay following the EBA’s publication of its final guidance on the use of allowances as fixed remuneration and the PRA’s confirmation of its interpretation of that guidance. Barclays reserves the right to make changes to, or remove, Role Based Pay. In such circumstances, total fixed compensation (i.e. Salary plus Role Based Pay) will not be reduced.

Discretionary Incentive Award	You may be eligible to be considered for a discretionary incentive award on an annual basis, at the absolute discretion of the Company and subject to you being eligible at the relevant time up to a maximum value of 80% of fixed pay (currently being the aggregate of your Salary, Role Based Pay and pensions allowance) or such other maximum, as set out in the Directors’ Remuneration Policy, as amended and approved by shareholders from time to time. Typically, awards are made in or around March, in respect of the previous financial year.

Pension	You will be entitled to an annual pension allowance of 33% of your Salary, or such other percentage as set out in the Directors’ Remuneration Policy, as amended and approved by shareholders from time to time, subject to tax and other statutory deductions. This will be paid in equal monthly instalments at the same time as your Salary. This payment shall be reduced by the amount of any contributions the Company is required to make in respect of you under the Pensions Act 2008 or any successor legislation in the relevant month. A contracting-out certificate for pensions purposes is not in force in relation to your employment.

Relocation	Your relocation benefits are set out in Schedule 2 (attached).

Other benefits	You are eligible to participate in the “My Rewards” programme. The programme allows you to tailor your benefits to suit your needs.

Initial Incentive Awards on joining

In respect of any discretionary unvested awards granted to you by JPMorgan Chase & Co. (“JPM”) and forfeited by you, you will be recommended for a Share Buyout Award with a preliminary value of $2,977,209.

Any such awards are made subject to the terms set out in Schedule 1 (attached). “Preliminary value” means the value attributed to the awards on or around the date of this offer, based on the forfeiture information as received by the Company at the time of this offer being made (where relevant). However this may be subject to change by the Company at its discretion and is intended as being indicative at this stage only. Please see Schedule 1 for more information on this award.

Barclays Long Term Incentive Plan	You will be eligible to be considered on an annual basis for participation in the Barclays Long Term Incentive Plan or an alternative long term incentive plan at the Company’s discretion (the “Barclays LTIP”) in any year in which such a plan is operated by the Company subject to the rules of the Barclays LTIP in force from time to time, up to a maximum value at grant of 120% of fixed pay (currently being the aggregate of your Salary, Role Based Pay and pension allowance) or such other maximum, as set out in the Directors’ Remuneration Policy, as amended and approved by shareholders from time to time. Any award or recommendation shall be at the absolute discretion of the Company.

Annual Leave	Your annual leave entitlement is 30 days per year. Further details are included in the Detailed Terms and Conditions.

Notice Period

The Company may terminate your employment by giving you twelve months written notice. You may terminate your employment by giving the Company six months written notice.

Further information on Leaving Barclays is included in the Detailed Terms and Conditions.

Overtime	You will not receive any additional remuneration or time off in lieu for work performed in addition to your normal hours of work.

Data Privacy

The Company processes employee information for administrative and other purposes related to your employment and the conduct of the business of the Barclays Group (the “Agreed Purposes”). Processing includes obtaining, holding, editing, destroying and disclosing employee information to any Barclays Group company and/or any third parties (for example, insurers, pension scheme trustees, banks and other employers following a business transfer or merger) for the Agreed Purposes (“Processing” or “Process”).

The Company may transfer employee information to any Barclays Group company and/or any third parties (for example, insurers, pension scheme trustees, banks and other employers following a business transfer or merger) in order to Process employee information for the Agreed Purposes.

You agree to provide your employee information to the Company and consent to the Processing of employee information for the Agreed Purposes. This may include transfers to recipients based in another country to your place of employment (either within or outside the European Economic Area).

You agree that the Company and/or any Barclays Group company may monitor and/or record your use of office equipment, for example, e-mail, internet, telephones and mobile telephones for the purposes of compliance with Company procedures and policies, maintenance, security and regulatory requirements or as permitted by law.

Confidentiality	During your employment with the Company you will have access to, and be entrusted with, confidential information and trade secrets relating to the Company, the Barclays Group and any of our clients and customers. Both during and after your employment you must comply with all policies and procedures relating to confidentiality, confidential information and trade secrets and any stricter policy which applies to your role.

Full details of the post-termination restrictions you will be bound by are included in the Detailed Terms and Conditions.

Acceptance

In accepting this Agreement, you confirm that all information provided by you to us in connection with this offer of employment (including at interview) is true and not misleading. You further agree that you will notify us of any change in that information between the date of this offer of employment and the Start Date, including any change in the information you provided during the pre-employment recruitment and screening process.

By accepting this offer, you agree to be bound by the terms of this Agreement. This includes the Summary of Key Terms, any applicable Schedules and the enclosed Detailed Terms and Conditions. This Agreement sets out the complete and exclusive agreement between you and the Company and supersedes all proposals or prior agreements, oral or written and all other communications between the parties relating to the subject matter of this Agreement. In the event of any conflict between the Summary of Key Terms and any applicable Schedules and the Detailed Terms and Conditions, the Detailed Terms and Conditions will prevail. In addition, by accepting this offer you will be deemed to confirm that you have received, read, understood, agree and will comply with the requirements detailed in the Detailed Terms and Conditions.

Yours sincerely,

Lawrence Dickinson	Date

I have read, understood and agree to the terms of the Agreement (including the terms set out in any applicable Schedules and the Detailed Terms and Conditions section).

James E. Staley	Date

Schedule 1

Your Incentive Awards on Joining

1.	This Schedule sets out the terms that apply to any incentive awards that may be made to you in addition to your Salary and any allowances. Unless otherwise specified, the terms used in this Schedule will have the same meaning as the same terms used elsewhere in this Agreement. For the avoidance of doubt, any awards made to you will not form part of your pensionable Salary.

2.	For the purposes of this Schedule, “Eligible Employment” means that, at the relevant time you have fulfilled to the Company’s satisfaction each of the following conditions:

•	You have completed the recruitment procedures;

•	Your active employment has commenced;

•	Your employment has not been terminated for gross misconduct or cause or fundamental breach of contract or for a serious breach of the Risk and / or Compliance requirements of the Barclays Group (nor have you been given notice of termination for those reasons);

•	You have not ended your employment or given the Company notice to voluntarily terminate your employment; and

•	You have complied with the provisions of this Agreement.

3.	Provided that you are in Eligible Employment at the time of payment and / or award and / or request (as applicable) and subject to the terms and requirements of this Schedule, you will be entitled to the following:

SHARE BUYOUT AWARD

In respect of any unvested awards granted to you by JPM and forfeited as a result of you accepting an offer of employment with the Company (the “Forfeited Share Award(s)”), you will, subject to the terms below, be recommended for an award over Shares under the Barclays Group Joiners Share Value Plan (or another incentive plan as determined from time to time) (“JSVP”) (the “Share Buyout Award”).

The market value of the Forfeited Share Awards and the number of Shares to be awarded will be calculated by reference to the closing Share price on the London Stock Exchange or such other appropriate securities exchange (or by such other appropriate method as determined by the Barclays Share Schemes Committee where the relevant shares are not listed on any such securities exchange) and the share price and closing foreign exchange rates (as applicable to the Forfeited Share Award(s)) on your Start Date.

The making, vesting and release of any Share Buyout Award are, at all times, subject to the rules of the JSVP from time to time in force and the discretion of the Barclays Group Share Schemes Committee. For the avoidance of doubt, the Company reserves the right to make any Share Buyout Award (or a proportion of any Share Buyout Award) as a cash award under the terms of an incentive plan as determined by the Company from time to time).

Any Share Buyout Award will be recommended to be released subject to a similar vesting schedule as the Forfeited Share Award(s), as determined by the Barclays Group Share Schemes Committee at its discretion. Share Buyout Awards are typically scheduled to be released on or around the nearest quarter end date that most closely mirrors the vesting schedule of the Forfeited Share Award(s). Further detail in relation to any Share Buyout Award will be included in your award letter.

Any Share Buyout Award (including the quantum, release schedule and terms of any such awards) is at all times subject to you providing evidence satisfactory to the Company, within three months after the Start Date, that (i) the loss of entitlement to your Forfeited Share Award(s) solely resulted from the acceptance of the offer of employment from the Company; and (ii) the Forfeited Share Award(s) would reasonably have been expected to vest in full had you not accepted the offer of employment from the Company. The determination of what constitutes satisfactory evidence in this regard is a decision which will be made at the Company’s sole discretion.

For the avoidance of doubt if, within three months of the Start Date, you have not provided the Company with appropriate evidence of the loss of entitlement to your Forfeited Share Award(s), then the Share Buyout Award may not be made. Furthermore, if JPM decides to make an award or payment for which the Company has specifically compensated you on the basis above, you must inform the Company immediately, which at its sole discretion may require you to pay to it an amount equivalent to the value of the Share Buyout Award previously released or paid to you. If you fail to so inform the Company immediately, you may be subject to disciplinary action up to and including summary dismissal without notice or pay in lieu of notice.

4.	Any incentives or compensation (including their quantum and structure) awarded to you by any member of the Company or Barclays Group company (under this Agreement or otherwise, including any conditional amounts and including, where applicable, the payment and settlement schedule and split of cash and Shares as set out in your Agreement) are subject to the rules of any relevant plan in force from time to time and to limitation or modification to the extent reasonably deemed necessary by the Company including in order to remain consistent with Barclays remuneration policies and practices (as amended from time to time) or to comply with laws and regulations, including any regulations or guidance published by the PRA or FCA (or other regulatory authority) from time to time.

Notwithstanding the foregoing, a limitation or modification may be made to the payment and/or settlement schedule of an award only to the extent permissible under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and other applicable guidance thereunder.

5.

If you are subject to any investigation or disciplinary process at the time when communication, payment or making of any payment and / or award would otherwise occur, then the delivery of that payment and/or award will be suspended. If on conclusion of any investigation and/or disciplinary process, you are dismissed for gross misconduct or cause and / or have committed any serious breach of the Risk and / or Compliance requirements of the Barclays Group, then no payment and / or award will be made to you. If no disciplinary action (or disciplinary action short of dismissal) is taken against you, then a payment and / or award may be made to you after the conclusion of that process. However, the amount of any award and / or payment to which you are entitled may be reduced by the Company in its sole discretion. For the avoidance of doubt, any award and / or payment may be reduced to nil in such circumstances.

6.	Where any award or release of Shares or payment of cash is considered a taxable event, sufficient Shares and / or cash will be withheld to satisfy tax and other statutory deductions. For the avoidance of doubt, any tax liability which arises in excess of the statutory withholdings that the Company is required to make will be your responsibility.

7.	Any release or grant of Shares referred to in this Schedule will only be made at a time when the Company is not subject to any restrictions (such as the requirements of the Model Code of the UK Listing Rules as to close and / or prohibited periods) on the granting or release of awards.

8.	For the avoidance of doubt, the Company may make any share awards to you in cash at its discretion.

9.	Notwithstanding clause 5, any unpaid or unvested award (or portion of an unpaid or unvested award) may be reduced (to nil if appropriate) at the Company’s discretion. For the avoidance of doubt, the Company may exercise its discretion including, but not limited to, as a result of:

(a)	Barclays PLC or any subsidiary’s financial statements having been materially restated for the period for which the award was made other than restatement due to a change in accounting policy or to rectify a minor error; or

(b)	Your actions having, in the reasonable opinion of the Remuneration Committee, following consultation with the Company:

i.	deliberately misled the management of the Company, the market and/or Barclays PLC shareholders regarding the financial performance of Barclays PLC or of any subsidiary;

ii.	caused harm to the reputation of the Barclays Group;

iii.	amounted to misconduct; negligence, incompetence or poor performance (“misconduct”, “negligence”, “incompetence”, and “poor performance” as determined by the Remuneration Committee acting in good faith, following consultation with the Company); or

(c)	The Barclays Group or any of its subsidiaries, in the reasonable opinion of the Remuneration Committee, following consultation with the Risk Committee, has suffered a material failure of risk management.

10.	Should the Company become aware that the amount of any award that has been paid or released to you was calculated on the basis of any false, incorrect or misstated information, then, the Company may, within one year of any such payment or release being made, request that you repay any amount (or part of any amount) as may be determined in Barclays discretion, acting in good faith. You agree that in the event a repayment obligation arises the Company is authorised to deduct the appropriate amount from your Salary or any other amounts due to you.

11.	The awards and/or recommendation referred to in this Schedule do not and should not be interpreted as giving rise to any right to, or legitimate expectation of, future awards or participation in future plan cycles.

Schedule 2

Relocation Assistance

1.	This Schedule is annexed to the Agreement and sets out the terms that apply to your relocation.

2.	You shall be eligible for the following discretionary benefits (“Relocation Assistance”) in connection with your move to the United Kingdom, covering:

(i)	Immigration Assistance

Barclays International Mobility will arrange for a third party vendor to assist you and your accompanying dependant family members in obtaining the correct work and resident permits and spousal visas in order to work legally in the United Kingdom.

(ii)	Flight

The Company will reimburse reasonable First Class air travel to transport you and your accompanying dependant family members from the United States to the United Kingdom. You should book this on the most direct and cost-efficient route using Barclays Global Travel Services in the United States. The Company will also arrange travel for you and your accompanying dependant family members from the arrival airport to your accommodation.

(iii)	Accommodation

(a)	If you cannot move into permanent accommodation immediately upon arrival in the United Kingdom, the Company will arrange accommodation at its expense for a maximum of 90 days.

(b)	The Company will provide the support of a third party supplier in negotiating the lease of a property in the United Kingdom.

(c)	The Company will assist you in finding a home in the United Kingdom by providing you with the services of its usual home search agency, and verifying your employment status as required for a personal lease.

(iv)	Storage

The Company will pay for temporary storage of your household effects up to a maximum of 90 days in the United Kingdom, but this benefit will cease when your long-term accommodation becomes available for occupation prior to the end of the 90-day period. The Company will cover the cost of a single delivery from storage to your permanent residence.

(v)	Removals Assistance

The Company will bear the costs for packing, unpacking, transport and insurance (insurance up to a maximum value of GBP 125,000) of your household up to agreed limits in line with the international relocation programme or such other relevant policy that may apply to you and as amended from time to time.

Shipment by sea or road	40ft Container
Air freight	1000 lbs

There are several items for which Barclays will not bear the costs of shipping as set forth in the international relocation programme and these include, but are not restricted to, pets, plants, wines, spirits, boats, pianos or other objects which require special handling.

You will be advised of the company that will assist you with your household goods shipment. The relocation company will then contact you to undertake a survey of your requirements. Following the survey, the relocation company will submit a quote to the Company for the cost of moving your personal effects to the United Kingdom. Actual packing and shipment of your goods can only occur after the Company has seen and approved the relocation company quote.

(vi)	Tax

To assist you in tax compliance matters, the Company will pay the reasonable fees associated with our global tax provider preparing and completing your United States and United Kingdom annual tax return subject to you remaining in the employment of the Company for the entire period to which the tax return refers.

3.	If any of the benefits outlined in paragraph 2 are not used, no cash in lieu of that benefit will be paid.

4.	If, before the end of the 12-month period beginning on the Start Date:

(i)	you serve notice to terminate your employment or otherwise end your employment, or

(ii)	you are dismissed by reason of gross misconduct,

the total gross cash value of any Relocation Assistance will become immediately repayable to the Company plus the cost to the Company of providing you with the relevant non-cash benefits.

5.	Paragraph 5 of the Detailed Terms and Conditions shall apply to any amounts which become payable to the Company as a result of this Schedule.

6.	The benefits and payments set out in paragraph 2 are subject to the international relocation programme or such other relevant policy that may apply to you and as amended from time to time; but in the event of any conflict between those paragraphs and the policy, the terms of the policy shall prevail (except that in no event shall the terms of the policy supersede the provisions of paragraph 4 above).

7.	In the event that any United Kingdom and / or United States income taxes and / or employee social security contributions would arise on the provision of any of the benefits set out in this Schedule 2, the Company shall either make a direct payment to the applicable tax revenue authority or provide you with a payment equal to the amount of any such income taxes and / or employee social security contributions, in each case grossed up to take account of any further income taxes and / or employee social security contributions due in respect of that payment.

Detailed Terms and Conditions

Introduction

The purpose of the Detailed Terms and Conditions is to provide you with the relevant information on what Barclays expects from you.

The Detailed Terms and Conditions also set out a list of key polices, practices, guidelines and processes that the Barclays Group has in place and in accordance with your contractual obligations, these must be adhered to at all times. Further information can be found on the Barclays intranet site.

It is important that we review our policies, practices, guidelines and processes and from time to time, our policies, practices, guidelines and processes do change. You must familiarise yourself with them on joining and periodically throughout your employment. References in the Detailed Terms and Conditions to a policy, practice, guideline and / or process generally are references to the relevant policy, practice, guideline and / or process in force at the relevant time.

The Detailed Terms and Conditions also refer to the Barclays Values. You will be expected to act in accordance with the Values, and in particular, to follow our Code of Conduct (known as the Barclays Way) at all times. The Barclays Way and further information on Barclays Values (Respect, Integrity, Service, Excellence and Stewardship) can be found on the Barclays intranet site.

You should also refer to Appendix 1 which sets out definitions of the terms used in the Detailed Terms and Conditions.

Your Detailed Terms and Conditions of Employment

1	Introduction to this Section

This section sets out your detailed terms and conditions of employment and should be read alongside your enclosed Summary of Key Terms and any applicable Schedules. These documents form your employment agreement with the Company and are referred to in this document as your “Agreement”. By signing the Agreement you confirm that you have read, understood and agree to the terms set out in the Detailed Terms and Conditions.

2	Pre-employment and ongoing conditions

2.1	You understand that the Company’s offer of employment is made to you subject to and conditional on the completion of certain pre-employment procedures and processes. You certify that the information that you have provided in connection with completion of the procedures and otherwise in connection with this offer of employment (including at interview stage) is true and accurate both at the time it is given and on the Start Date. The Company reserves the right to carry out screening checks on all employees, and such procedures may include, but are not limited to:

(a)	receipt of references and documentary proof that are satisfactory to the Company that you are legally entitled to reside and work in your country;

(b)	completion of credit checks to the satisfaction of the Company;

(c)	where criminal record checks are applicable to your role, completion of those checks to the satisfaction of the Company;

(d)	if requested by the Company, a medical examination by the Company’s medical advisers or as otherwise mutually agreed;

(e)	approval by the Regulator (or any other relevant regulatory body) for your appointment and such approval either (i) being obtained; or (ii) not being withdrawn by the Company or a Barclays Group company following consultation with the Regulator (or other relevant regulatory body) prior to your Start Date;

(f)	receipt of documentary proof that you hold the appropriate and relevant qualifications; and

(g)	the Company receiving a signed copy of the Agreement from you.

2.2	This offer of employment and your continued employment is conditional on all PRA, FCA and / or other regulatory approvals required for your role as Group Chief Executive Office and as a Senior Manager having been obtained and not having been withdrawn by the Company or a Barclays Group company following consultation with the PRA and / or FCA (or other relevant regulatory body).

3	Place of Work and Mobility

Your place of work is as set out in your Summary of Key Terms. However you may need to travel to other locations and offices as reasonably required in the performance of your duties. You agree that you will travel to such places (both inside and outside the UK) as the Company may reasonably require from time to time in connection with the performance of your duties.

4	Duties

4.1	During your employment with the Company you (i) acknowledge that your seniority and the fiduciary nature of your position place you in a position of trust and (ii) agree that you will:

(a)	act in a manner consistent with and which supports our purpose and values;

(b)	devote the whole of your working time and attention to the business of the Company and the Barclays Group;

(c)	unless prevented by illness, accident or other incapacity, diligently and faithfully perform such duties and exercise such powers and functions as may reasonably be assigned to you by the Company in relation to its business and that of the Barclays Group to the best of your ability and with integrity, due skill, care and diligence;

(d)	use your best efforts to promote and protect the interests of the Barclays Group and not do anything to harm those interests;

(e)	subject to the Articles of Association of each relevant company, serve as director of the Company, of Barclays and of such other Barclays Group Companies as the Company directs from time to time;

(f)	familiarise yourself with your duties under ss171 to 177 Companies Act 2006 and at all times conduct yourself in accordance with those duties;

(g)	Comply with your Statement of Responsibilities and with the Conduct Rules in force from time to time;

(h)	comply with all reasonable requests, instructions and regulations given by the Company and promptly provide such explanations, information and assistance as to your activities in the business of the Barclays Group as they may reasonably need;

(i)	neither engage in any activities which would detract from the proper performance of your duties under this Agreement, nor (without the prior written consent of the Company) in any capacity including as director, shareholder, principal, consultant, agent, partner or employee engage or be concerned or interested directly or indirectly in any other trade, business or occupation whatsoever. This clause will not prevent you holding for investment purposes only, shares or securities which do not exceed three per cent (3%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange;

(j)	comply with the conflicts of interest policy applicable to you and will not engage or be interested in any activities which place you in a position where your interests conflict improperly with those of the Barclays Group, its clients, customers or shareholders. Barclays recognises that, on occasion, a conflict of interest may arise which is unavoidable. In such circumstances you must contact the Group Chairman or Barclays Group Compliance. You must not act in relation to the matter, without their written direction or approval; and

(k)	report any actual or proposed unlawful activity or behaviour affecting the Barclays Group by you or any other employee, officer, contractor of the Barclays Group or any other person to the Group Chairman (or, if they are potentially involved in such unlawful activity or behaviour, to the other members of the Board) immediately on becoming aware of it.

4.2	As you are to be a director and officer of the Barclays Group you shall be a beneficiary of the indemnification of directors and officers in the articles of association of Barclays PLC (article 147) and Barclays Bank PLC (article 143) as amended from time to time. You will also have the benefit of such directors’ and officers’ liability insurance as may be purchased by Barclays from time to time, subject to its terms and conditions.

5	Salary and allowances

Your Salary will be paid monthly on or around the 23rd of each month and is subject to tax and other applicable withholdings. Your Salary and any allowances will accrue on a daily basis and will be paid pro rata if you are employed for part of a month. The Salary set out in the Summary of Key Terms is your Salary prior to participation in any salary sacrifice arrangements. If you participate in any such arrangements via My Rewards, your Salary will be reduced as appropriate to reflect the terms of your participation, and your post-sacrifice Salary will be reflected in your payslip. Any allowances made to you, as set out in the Summary of Key Terms will not be pensionable.

Your Salary will be reviewed annually without commitment to increase. The Company may deduct from any payments to you any money owed by you to any Barclays Group company.

6	Discretionary incentive award & Barclays Long Term Incentive Plan eligibility

6.1	You may be eligible to be considered for a discretionary incentive award on an annual basis up to a maximum value of 80% of fixed pay (currently being Salary, Role Based Pay and pension allowance), or such other maximum, as set out in the Directors’ Remuneration Policy, as amended and approved by shareholders from time to time. The value, form, conditions of delivery and timing of any such awards are at the Company’s discretion. This discretion includes the right to make the award or a proportion of the award in a form other than cash, including an award of Shares and to defer an element of an award under the terms of a Barclays Group incentive plan.

6.2	Any discretionary incentive award will only be made if, at that time, you are in employment and are not under notice (whether given or received) nor under suspension or investigation for a regulatory or disciplinary matter.

6.3

You will be eligible to be considered on an annual basis for participation in the Barclays Long Term Incentive Plan or an alternative long term incentive plan at the Company’s discretion (the “Barclays LTIP”) in any year in which such a plan is operated by the Company subject to the rules of the Barclays LTIP in force from time to time, up to a maximum value at grant of 120% of fixed pay (currently being the aggregate of your Salary, Role Based Pay and pension allowance) or such other maximum, as set out in the Directors’ Remuneration Policy, as amended and approved by shareholders from time to time. Any award or recommendation shall be at the absolute discretion of the Company.

6.4	If you are subject to any investigation or disciplinary process at the time when communication, payment or making of any payment and / or award would otherwise occur, then the delivery of that payment and / or award will be suspended. If on conclusion of any investigation and / or disciplinary process, you are dismissed for gross misconduct or cause and / or have committed any serious breach of the Risk and / or Compliance requirements of the Barclays Group, then no payment and / or award will be made to you. If no disciplinary action (or disciplinary action short of dismissal) is taken against you, then a payment and / or award may be made to you after the conclusion of that process. However the amount of any award and / or payment to which you are entitled may be reduced by the Company in its sole discretion. For the avoidance of doubt, any award and / or payment may be reduced to nil in such circumstances.

6.5	Notwithstanding clause 6.4, any unpaid or unvested award (or portion of an unpaid or unvested award) may be reduced (to nil if appropriate) at the Company’s discretion. For the avoidance of doubt, the Company may exercise its discretion including, but not limited to, as a result of:

(a)	Barclays PLC or any subsidiary’s financial statements having been materially restated for the period for which the award was made other than restatement due to a change in accounting policy or to rectify a minor error; or

(b)	Your actions having, in the reasonable opinion of the Remuneration Committee, following consultation with the Company:

i.	deliberately misled the management of the Company, the market and/or Barclays PLC shareholders regarding the financial performance of Barclays PLC or of any subsidiary;

ii.	caused harm to the reputation of the Barclays Group;

iii.	amounted to misconduct; negligence, incompetence or poor performance (“misconduct”, “negligence”, “incompetence”, and “poor performance” as determined by the Remuneration Committee acting in good faith, following consultation with the Company); or

(c)	The Barclays Group or any of its subsidiaries, in the reasonable opinion of the Remuneration Committee, following consultation with the Risk Committee, has suffered a material failure of risk management.

6.6	(a) Within Barclays, certain roles are designated as ‘Material Risk Taker’ (“MRT”) roles. As you are a MRT, at any time during a period up to ten years from the date on which any variable remuneration is awarded to you in respect of a period for which you are a MRT (the “Relevant Variable Remuneration”), if Barclays determines that:

i.	your actions or omissions have, in the reasonable opinion of Barclays amounted to misbehaviour or material error; and /or

ii.	Barclays or the relevant business unit has suffered a material failure of risk management,

then, without prejudice to Barclays other remedies, Barclays may require that you repay an amount, not exceeding the value of the Relevant Variable Remuneration. The repayment shall be of such value as may be determined in Barclays discretion acting in good faith, to such Barclays Group Company and on such terms as Barclays may direct.

(b)	In respect of clause 6.6 (a)(ii) above, Barclays shall take into account your proximity to the applicable failure and your level of responsibility before any request for repayment is made. In respect of sub clauses 6.6 (a)(i) and (ii) above, before any request for repayment is made, Barclays shall take into consideration whether you (I) have participated in, or were responsible for, conduct which resulted in significant losses to the Barclays Group or (II) failed to meet appropriate standards of fitness and propriety.

(c)	For the avoidance of doubt, the whole or any part of the Relevant Variable Remuneration can be clawed back if Barclays makes its determination within ten years from the date that the Relevant Variable Remuneration was awarded to you even if an event falling within sub clauses 6.6 (a)(i) and (ii) above occurred prior to the date of award.

(d)	The determination of what constitutes “misbehaviour”, “material error”, “material failure of risk management”, “significant losses” and “appropriate standards of fitness and propriety” shall be determined by Barclays acting in good faith.

(e)	You agree that in the event Barclays makes a repayment determination, you shall repay the amount subject to that determination within the time period specified in the determination. You further agree and provide authorisation for Barclays to deduct the appropriate repayment amount from your Salary or any other amounts due to you, to the full extent permitted under local law, whether from Barclays or any other Barclays Group company.

(f)	You acknowledge that (in addition to its rights at clause 16 (Amendments to terms and conditions of employment) the terms of this clause 6.6 may be amended by Barclays to the extent deemed reasonably necessary in order to comply with law, regulations or guidance published by any regulatory authority or other relevant authority from time to time. This clause shall apply in addition to the general right of repayment set out in clause 6.7 of the Agreement.

6.7	In addition to 6.6 above, should the Company become aware that the amount of any award that has been paid or released to you was calculated on the basis of any false, incorrect or misstated information, then, the Company may, within one year of any such payment or release being made, request that you repay any amount (or part of any amount) as may be determined in Barclays discretion, acting in good faith. You agree that in the event a repayment obligation arises the Company is authorised to deduct the appropriate amount from your Salary or any other amounts due to you.

6.8	A payment of cash and / or a release of Shares or other instruments under an award will be subject to tax and other applicable withholdings and will be subject to the rules of any applicable incentive plan.

6.9	You have no contractual right to receive an award, and the making of an award in any year does not give rise to any obligation on the Company to make an award in any future year.

7	Pension and other benefits

7.1	The Company operates My Rewards, a flexible benefits programme for its employees and your Benefits Allowance provides you with the opportunity to choose your benefits from a range included in the programme. The Company may amend the Benefit Allowance (up or down) at its discretion.

7.2	Benefits available to you are set out in full on the My Rewards website and currently include annual leave, life assurance, private medical healthcare coverage (for you, your spouse and any eligible dependant family members) and ill health income protection.

7.3	The Company has the right at its discretion to amend or withdraw the benefits included in My Rewards at any time and without any compensation or notice to you and / or replace My Rewards with an alternative programme at its discretion; provided that notwithstanding the foregoing or anything else to the contrary in this Agreement, the Company agrees, subject to it being possible under the Barclays Directors Remuneration Policy as amended from time to time and approved by its shareholders, to provide private medical healthcare coverage (for you, your spouse and any eligible dependant family members) at all times during your employment.

7.4	Participation in any benefits scheme under My Rewards is subject to the rules of the relevant schemes, which may vary from time to time, and is subject to you satisfying any applicable requirements of the insurers or third party providers (where relevant). Your participation may be excluded where, in Barclays opinion, cover can only be obtained on the basis that exceptional conditions or unusually high premiums are imposed or levied by the insurer or provider.

7.5	The Company will, during your employment, provide you with a monthly payment in lieu of pension contribution. The payment shall be equal to the amount set out in the Summary of Key Terms. It will be paid monthly, net of tax and applicable withholdings at the same time as your Salary. The payment will be reduced by the amount of any contributions the Company is required to make in respect of you under the Pensions Act 2008 or any successor legislation in the relevant month. A contracting-out certificate for pensions purposes is not in force in relation to your employment.

7.6	In the event of your death whilst in service of the Company, a lump sum of four times Salary at the date of death shall be payable (subject to tax and applicable withholdings).

8	Annual Leave

8.1	Your annual leave entitlement is set out in the Summary of Key Terms. Barclays annual leave year runs from 1 April to the 31 March the following year. You are obliged to take all your annual leave entitlement in the relevant year. Your annual leave dates must be agreed in advance with the Group Chairman. A maximum of 5 days annual leave may be carried over to the next annual leave year, any such unused part of your annual leave entitlement you wish to carry forward into the next annual leave year will require the express written consent of the Group Chairman.

8.2

If your employment begins during the annual leave year, your annual leave entitlement will be calculated pro rata. On leaving the Company’s employment, the Company reserves the right to ask you to take any unused accrued annual leave during your

Notice Period. Alternatively, at the Company’s sole discretion you may be paid Salary pro rata in lieu of any (accrued but untaken) annual leave entitlement. If you have taken more annual leave than your accrued entitlement, you may be required to repay to the Company an amount equivalent to any annual leave taken in excess of your pro rata annual leave entitlement, and the Company is authorised to deduct the appropriate amount from your final Salary instalment or any other sum owed by the Company to you at the Termination Date.

9	Intellectual Property

9.1	For the purposes of this clause 9:

“Intellectual Property Rights” means (i) copyright and related rights, patents, know-how, confidential information, database rights, Inventions and rights in trademarks and designs (whether registered or unregistered), (ii) applications for registration, and the right to apply for registration, for any of the same, and (iii) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world;

“Invention” means any invention, idea, discovery, development, improvement or innovation made, whether or not patentable or capable of registration, and whether or not recorded in any medium; and

“Works” means all documents, materials, software, photographic or graphic works of any type, and other materials in any medium or format which are created or developed, or are in the process of being created or developed, or used (whether in final form or otherwise) by you or on your behalf or by the Company in the course of your employment with the Company or for the benefit of the Company and which are protected by, contain or relate to any Intellectual Property Rights.

9.2	You will promptly disclose and deliver up to the Company all and any Works conceived, or made by you during and in the course of your employment (whether conceived, or made during normal working hours, in your normal place of work, or in conjunction with others, or otherwise). You agree to provide the Company with all originals and copies of all correspondence, documents and other materials in whatever medium or form relating to or concerning the Works and the Intellectual Property Rights they contain.

9.3	You agree that you will only use the Works to perform your obligations under your Agreement and that you will not make personal copies of any Works other than for the purposes of your employment with the Company.

9.4	You acknowledge that you have, and will have at all times while you are employed by the Company, a special obligation to further the interests of the undertakings of the Company, and that all Works and Intellectual Property Rights in the Works will automatically, on creation, belong to and vest in the Company absolutely to the fullest extent provided by law.

9.5	To the extent that the Works and Intellectual Property Rights do not vest in the Company automatically, you will hold such Works and Intellectual Property Rights on trust for the benefit of the Company until the Works and Intellectual Property Rights vest absolutely in the Company.

9.6	You agree that you will immediately, upon request and at the Company’s expense, provide all such documents and assistance as may be necessary to vest the Works and Intellectual Property Rights in the Works in the Company, to enable the Company to enjoy the full benefit of the Intellectual Property Rights, and to enable the Company to enforce its Intellectual Property Rights against third parties or defend claims brought against the Company in relation to any Intellectual Property Rights.

9.7	By signing your Agreement you agree to assign to the Company all current and future Intellectual Property Rights in the Works and any other proprietary rights capable of assignment by way of present assignment of future rights for the full term of such rights.

9.8	You unconditionally and irrevocably waive your moral rights in relation to existing and future Works, including your right to be identified as the author of the Works and not to have the Works subject to derogatory treatment. You acknowledge that, except as may be expressly provided by law, no further remuneration or compensation other than that provided for under your Agreement is or may become due to you.

9.9	When your Agreement expires or terminates, for whatever reason, you will immediately deliver up to the Company all Works in your possession or under your control, and under no circumstances may any Works be retained by you except with the prior written consent of the Company.

9.10	Without prejudice to any specific legal rights which you may otherwise have, you acknowledge that no further remuneration or compensation other than that expressly provided for in your Agreement will become due to you in respect of your compliance with this clause 9.

10	Confidentiality

10.1	During your employment with the Company or at any time afterwards, you must not disclose to any person or make use of any Confidential Information or trade secrets that you have obtained in the course of your employment. This includes information that you have acquired in the course of your employment concerning the business or affairs of the Company and/or any other Barclays Group company or our customers. You are required to use your best efforts to prevent the unauthorised publication or disclosure of any such confidential or secret information. Exceptions to this are the use of information for the proper performance of your duties under your Agreement, where the Company has given written consent or disclosure is required by law, where the information is already in or comes into the public domain (other than by your unauthorised disclosure). For the avoidance of doubt, nothing in your Agreement shall preclude you from making a “protected disclosure” within the meaning of Part 4A (Protected Disclosures) of the Employment Rights Act 1996 to the Prudential Regulation Authority, the Financial Conduct Authority or, if applicable, to an overseas regulator within the meaning of section 195(3) of the Financial Services and Markets Act 2000. This includes protected disclosures about topics previously disclosed to another recipient.

10.2

During your employment or at any time afterwards, you must not make any copy or record (whether recorded in writing, on computer disc, electronically or otherwise) of any Confidential Information or trade secrets, unless this is required for the proper performance of your duties under your Agreement. Any such information belongs to the Barclays Group and must be returned by you either at any time during the course of your employment on the request of the Company and immediately on termination of your employment.

10.3	For the purposes of your Agreement, “Confidential Information” means information concerning the business, affairs, finance, clients or trade connections of the Company, any member of the Barclays Group, or any of its customers, clients, suppliers or agents. This includes but is not limited to:

(a)	commercially sensitive information or trade secrets;

(b)	corporate and marketing strategy, business development plans, sales reports and research results;

(c)	business methods and processes, technical information and know-how relating to the Barclays Group’s business and which is not available to the public generally, including inventions, designs, programmes, techniques, database systems, formulae and ideas;

(d)	business contacts, lists or details of clients and suppliers and details of contacts with them, their business or affairs, including client names and client contact details, financial and personal affairs, and trading history and methodology;

(e)	information on employees and the terms and conditions of their employment, details of employee benefits, incentive schemes/plans, salary scales and/or current or anticipated trade union/employee disputes;

(f)	information or details of any actual, potential or threatened litigation, legal action, claim, dispute or arbitration against or with any member of the Barclays Group or any current or former director, officer or employee of the Barclays Group in such capacity and any information in respect of provisions for any such action;

(g)	information or details in connection with any actual or potential judicial, regulatory or governmental investigation of the Barclays Group, its business or activities, or any current or former director, officer or employee of the Barclays Group;

(h)	budgets, management accounts, trading statements and other financial reports;

(i)	unpublished price sensitive information relating to Shares or securities listed or dealt in on any recognised stock exchange; and

(j)	any other information which would reasonably be considered as confidential.

11	Regulatory compliance and dealing codes

11.1	The nature of the Barclays Group’s business is such that it is authorised and regulated by the PRA, FCA and /or other regulators in the jurisdictions in which it operates.

11.2	It is your responsibility to know, understand and comply with all legal, regulatory and governance obligations, including the provisions of the regulatory and compliance policies that are relevant to you. If you are in any doubt as to your responsibilities in this regard or the rules which apply to you, you must contact the Group Chairman or Barclays Group Compliance. You must at all times and in all respects comply with the UK Corporate Governance Code.

11.3	As you are a PRA and / or FCA approved person you must comply with the PRA / FCA Statement of Principles and Code of Practice for Approved Persons, or any equivalent principles or standards as in force from time to time. Failure to meet the Principles / Standards and / or to comply with the Code of Practice may result in investigation by the PRA and / or FCA and the Company, and / or disciplinary action being taken against you by the Company which may result in the termination of your employment.

11.4	You agree to be bound by and comply with the Barclays Group Share Dealing Code and with any more stringent dealing rules applicable to you. In particular, you agree not to make any investment, directly or indirectly, in any company or business which is a customer or client of the Barclays Group and which may in the reasonable opinion of the Company be expected to cause your personal or family interests to conflict with your duty to the Company in any respect.

11.5	Any incentives or compensation payable to you by any member of the Company or Group Company (under this Agreement or otherwise, including any conditional amounts and including, where applicable, the payment and settlement schedule and split of cash and Shares) are subject to limitation or modification to the extent reasonably deemed necessary by the Company including in order to remain consistent with Barclays remuneration policies and practices (as amended from time to time) or to comply with laws and regulations, including any regulations or guidance published by the PRA and / or FCA (or other regulatory authority) from time to time. Notwithstanding the foregoing, the Company reserves the right to make any changes to your Agreement and/or to your remuneration arrangements that it considers are reasonably required in order fully to comply with the Barclays Directors Remuneration Policy as amended from time to time and approved by its shareholders.

12	Expenses

Any expenses incurred by you must be approved and claimed in accordance with the applicable expenses policy in force from time to time.

13	Attendance at work

Your Summary of Key Terms will provide you with details of the particular working pattern that applies to you, and any specific arrangements that may apply regarding changes to this pattern.

14	Sickness absence

14.1

If you are unable to go to work through ill health or injury you must report this to the Group Chairman (or such other person as may be notified to you from time to time). You may be asked to submit to an examination by a medical practitioner of the

Company’s choice and reasonably acceptable to you, and you hereby agree to co-operate with such an examination and to authorise the full disclosure of any resulting report to Barclays.

14.2	The payment of your Salary and any allowances during periods of sickness will be subject to you following the requirements regarding notification of absence and the Company being satisfied that you are unable to work due to illness or injury.

15	Other absences from work

Approval should be obtained in advance from the Group Chairman for extended periods of absence during working hours. If unexpected circumstances mean that this is not possible, you should inform the Group Chairman as soon as possible.

16	Amendments to terms and conditions of employment

16.1	The Company reserves the right to review, revise, amend, replace or withdraw the contents of the Agreement and introduce new policies, practices, guidelines and procedures from time to time to the extent required to reflect any changes in legislation or regulation from time to time (including but not limited to any changes in accordance with clause 11.5).

16.2	For the avoidance of doubt, where the Company retains a discretion under this Agreement (including but not limited to the discretion to make incentive award(s) to you, any matters considered in the decision whether to make such an award and the value, form, conditions and timing of delivery of any such award(s)) such discretion cannot be limited or fettered in any way other than by agreement between you and the Company which is documented formally in writing on the Company’s headed paper by an authorised member of the Human Resources Department.

17	Allocation of duties

You and the Company agree that your duties will be commensurate and consistent with your positions as contemplated by this Agreement.

18	Leaving Barclays

18.1	Subject to clause 2, the Company and you may each terminate your Agreement in accordance with the “Notice” paragraph set out in your Summary of Key Terms. In addition:

(a)	if you are unable to start your employment by your agreed Start Date, the Company may terminate your employment immediately without notice and you will have no entitlement to receive any payment or other benefit whatsoever from the Company or the Barclays Group;

(b)

your employment may also be terminated by the Company without notice or pay in lieu of notice if you commit an act of gross misconduct or cause, which may include serious failure to comply with any policies and/or procedures including those referred to in the Detailed Terms and Conditions, lack of competence, serious breach of the Agreement or improper or unethical behaviour; and

(c)	the Company may (without notice, pay in lieu of notice or otherwise incurring any obligation to pay compensation) immediately terminate your employment if you:

i.	are convicted of any criminal offence (other than a minor offence which, in the opinion of the Company, does not affect your position as an employee of the Company); or

ii.	are guilty of any act of dishonesty or serious misconduct or any conduct which brings or is intended to bring any member of the Barclays Group or yourself into disrepute or may damage the business or affairs of the Barclays Group; or

iii.	have been found by the Company to have materially or repeatedly breached or have not complied with the terms of this Agreement or your Statement of Responsibilities (or otherwise fail or refuse to carry out the duties assigned to you); or

iv.	have breached or otherwise failed the Barclays Group sanctions screening policy or process; or

v.	cease to hold or fail to obtain any regulatory approvals or consents which are required for the effective discharge by you of any duties assigned to you under this Agreement; or

vi.	become prohibited by law or any regulatory body from holding the office of director of Barclays, the Company or Barclays Group company; or

vii.	materially breach the Conduct Rules and / or any other applicable rules of the PRA, FCA or any replacement or other applicable regulatory body; or

viii.	breach any Barclays Group rules on anti-bribery or anti-corruption; or

ix.	become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors.

This sub clause is not exhaustive and does not restrict any other right which the Company may have (whether at common law or otherwise) to terminate your employment summarily.

18.2	The termination of your employment will not affect any terms of your Agreement which are intended to operate after the termination date, including the clauses relating to Intellectual Property, Confidentiality and Post Employment Restrictions.

18.3	On notice of termination of your employment, irrespective of the reason, or at any other time when asked by the Company, you:

•	will immediately return to the Company all vehicles, equipment and documents, whether electronic or otherwise, and any other property (of any kind) (security pass, business cards, etc) relating to the business of or belonging to the Barclays Group, together with all copies of any such documents that you have in your possession or under your control;

•	will irretrievably delete any information relating to the business of the Company or the Barclays Group stored on any computer or storage device and all information derived from the same in your possession or control and held outside of any Barclays Group premises;

•	will resign with immediate effect from any directorships, offices or other appointments you hold within or connected to Barclays or the Barclays Group and in the event of your failure to do so, hereby irrevocably authorise the Company to appoint some person in your name and on your behalf to sign and deliver such resignations and do all things requisite to give effect to such resignations referred to in this clause 18.3(c);

•	if so requested ensure a full and timely handover of your Senior Manager responsibilities and comply with any handover policy in force from time to time; and

•	will confirm in writing that you have complied fully with the terms of this clause and provide evidence of compliance as the Company may request.

19	Payment in lieu of notice

19.1	The Company reserves the right in its sole and absolute discretion to terminate your employment and this Agreement with immediate effect (whether or not notice has been given by either party) by giving notice in writing to you of its intention to make a payment in lieu of notice. If it does so, the Company shall make you a payment in lieu of notice equal to the Salary which you would have been entitled to receive if you had worked during your Notice Period or, if your Notice Period has started, the unexpired portion (the “Payment in Lieu”). Where the Company elects to make a Payment in Lieu of some or all of your Notice Period, your employment shall terminate on the date specified by the Company, regardless of when the Payment in Lieu is paid to you.

19.2	Any Payment in Lieu will be paid less tax and any applicable withholdings. You will not be entitled to receive any payment in respect of annual leave entitlement that would have accrued during the period for which the Payment in Lieu is made.

19.3	Any Payment in Lieu may at the Company’s discretion be paid as a lump sum within one month of the Termination Date or in equal monthly instalments from the date on which notice is served until what would have been the end of the Notice Period provided always that if after exercising its discretion to make a Payment in Lieu the Company becomes aware of any grounds that would permit it to summarily terminate your employment any payments due under this clause 19.3 will cease to be payable and the net value of any Payment in Lieu that has been received by you shall be repaid as a debt to the Company within 30 days of the Company notifying you of this repayment obligation.

19.4	If the Company elects to pay the Payment in Lieu in instalments and while such payments are being made you commence alternative employment or the provision of services under a consultancy agreement, then for each month that instalments of the Payment in Lieu remain payable, the Company shall be entitled to reduce the amounts due to you by the amount of any salary, fees benefits or bonus received by you from any alternative employment or engagement. In the event that the Company exercises its discretion to terminate your employment under this clause, you shall use your reasonable efforts to secure alternative employment or an engagement as a consultant as soon as reasonably practicable, subject to your obligations under clause 20 and the payment of the instalments shall be conditional on you providing the Company with reasonable evidence of such efforts.

20	Garden leave and suspension

20.1	The Company may suspend you at any time from the performance of all or any of your duties:

•	for the whole or any part of any applicable Notice Period; or

•	for such periods and on such terms as is necessary to allow any investigation to take place (including, but not limited to an investigation by a regulatory authority or an investigation under the Company’s disciplinary procedure).

20.2	During any period of suspension, the Company will be under no obligation to provide work for or assign any duties to you and may require you not to attend any premises of any member of the Barclays Group (other than as a customer) and may require you to:

11	not speak to, contact or otherwise communicate with or engage with any director, consultant, agent, contractor or employee of any member of the Barclays Group other than to carry out your personal banking, or any person, firm or company who, at the date of such suspension or exclusion is a client or customer of any member of the Barclays Group unless they are members of your immediate family;

12	meet with representatives from the Company in order to facilitate a handover of work and provide assistance with ongoing business activity; and

13	take any annual leave which you have accrued.

20.3	During any period of suspension your employment with the Company and the terms of your Agreement will continue and you will continue to be bound by your obligations under it (except as expressly set out in this clause) including your obligations of confidentiality, good faith and fidelity to the Company.

20.4	Upon your termination of services, whether through garden leave and suspension or Pay in Lieu of Notice, and other than due to resignation, gross misconduct or cause, the Company will pay repatriation costs in accordance with its general employee mobility policy.

21	Post termination restrictions

21.1	You agree with the Company (for itself and as trustee and agent for each member of the Barclays Group) that you will not, whether directly or indirectly, on your own behalf or on behalf of or in conjunction with any other person, firm, company or other entity:

(a)	for a period of 6 months from the Termination Date approach, solicit or deal with any person, firm, company or other entity who is or was a customer, client or supplier of the Company or the Barclays Group and with whom you had material dealings in the course of your employment with the Company or in respect of whom you were aware of material and confidential information, in both cases within the 12 month period immediately prior to the Termination Date. Nothing in this clause will prohibit you from seeking or doing business which is not in direct or indirect competition with the business of the Barclays Group; and

(b)	for a period of 6 months from the Termination Date, carry on, set up, be employed, engaged or interested (whether as a director, officer, shareholder, investor, principal, consultant, agent, partner or employee) in a business in the UK or in any country in the world in which the Barclays Group carries on business which is competitive or plans to be competitive with the Barclays Group in the provision of banking or financial services and such other services carried on by the Barclays Group at the date on which your employment terminates and (i) with which you were actively involved in the 12 months prior to the earlier of the termination date of your employment and the Garden Leave Date; or (ii) in respect of which you had access to financial data or confidential information. The provisions of this sub clause shall not, at any time following the date on which your employment terminates, prevent you from holding for investment purposes only shares or securities which do not exceed five per cent (5%) in nominal value of the share capital or stock of any class of any company quoted on a recognised stock exchange and, in addition, shall not prohibit the seeking or doing of business not in competition with the business of the Barclays Group; and

(c)	for a period of 12 months from the Termination Date solicit or entice away or attempt to solicit or entice away or engage any director, officer or employee of executive status in the Barclays Group with whom you had material dealings within the 12 month period immediately prior to the Termination Date. For the purposes of this clause “employee of executive status” will include (i) any director or officer of any Barclays Group company; (ii) any employee of the Barclays Group with a corporate grading Managing Director, Director, Vice President (or equivalent grades, or anything which replaces these grades); and (iii) any employee of the Barclays Group with a lower corporate grading where in the 12 months prior to the Termination Date, they have had line manager responsibilities or have been engaged in work or projects which in the Company’s reasonable opinion are key to its business and / or mean that they are in possession of material and confidential information relating to the Barclays Group.

21.2

Each of the restrictions contained in this clause are considered by the parties to be reasonable in all the circumstances as at the date of this Agreement. However, the parties agree that if any one or more of such restrictions will be judged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Barclays Group, but would be enforceable if words were deleted or one or more of the duration, range of activities and area covered were reduced in scope, the restrictions will be deemed to apply with such modifications as may be necessary to make them valid and effective. Any such modification will not affect the validity of any other restriction contained in this Agreement and it is agreed that each restriction in this clause will be construed as separate and individual restrictions.

21.3	You agree that if, during either your employment with the Company or the period of the restrictions set out in this clause you receive an offer of employment or engagement, you will provide a copy of these restrictions to the offeror as soon as reasonably practicable after receiving the offer.

22	Further terms

22.1	No omission to exercise or delay in exercising any right, power or remedy of the Company under your Agreement will constitute a waiver of that right, power or remedy.

22.2	During your employment:

•	the Company may at its discretion require that you undergo screening, including for criminal record, sanctions list and/or credit reference checks from time to time. It is anticipated that any such screening would only be undertaken if required for regulatory purposes or in order to comply with the minimum standards for the role you are undertaking; and

•	you should advise the Company should any of the circumstances as set out in clause18.1(c) of this Agreement arise or be brought against you.

22.3	You acknowledge that in entering into this Agreement you have not relied on any representation or undertaking by the Company whether oral or in writing, except as expressly incorporated into your Agreement.

22.4	You consent to the Company monitoring your use of all Company resources and its communication and electronic equipment (including without limitation the telephone, blackberry, software applications and email systems) and information stored on the Company’s computer equipment, as described in your local acceptable use policy in accordance with the Barclays Group procedure and / or guidance on electronic communications. A copy of the policy that applies to you can be found on your intranet.

22.5	You understand that you may, during your employment, be granted awards under the terms of one or more of the Company’s long term incentive plans or any incentive or bonus plan operated by the Barclays Group. If, on termination of your employment, you lose any of the rights or benefits under any such plans you will not be entitled, by way of compensation for loss of office or otherwise, to any compensation for the loss of any rights under any such plans.

23	Certifications

23.1	You agree and certify that:

(a)	you are not precluded or restricted by any term of any agreement, undertaking or court order or any obligation to any third party from entering into your Agreement or undertaking or properly performing any of the duties of your employment with the Company (it being understood that, for purposes of this clause 23.1(a), the Company agrees that you are not so precluded or restricted by virtue of the terms of the agreements governing the incentive awards previously granted to you by JPM);

(b)	you are not currently, and have never been, the subject of an investigation by any company or body into suspected bribery or corruption activity where either: (i) the investigation was concluded and your conduct found to amount to misconduct; or (ii) where the investigation was on-going and did not reach a conclusion because your employment (or engagement) with that company or body was terminated during the investigation (whether by mutual consent or by voluntary termination or otherwise);

(c)	you are not currently, and have never been, the subject of an investigation into suspected criminal activity involving elements of dishonesty (including theft or fraud) or anti-competitive behaviour; and

(d)	you will not during your employment at the Company breach any third party’s rights in respect of confidential information and/or intellectual property.

23.2	Any breach of these certifications will entitle Barclays to immediately terminate your employment.

24	Third party rights

Any member of the Barclays Group may enforce the terms of this contract subject to and in accordance with the Contract (Rights of Third Parties) Act 1999. Other than members of the Barclays Group, a person who is not a party to your Agreement will have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

25	Working Time

You agree that you have unmeasured working time for the purposes Regulation 20 of the Working Time Regulations 1998.

26	Governing law

Your Agreement is governed in accordance with the laws of England and Wales. The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales in relation to any legal action or proceedings that arise out of or in connection with this Agreement.

27	Key policies, procedures and practices

27.1	You must comply with all of the Company’s policies and procedures, including Barclays Group policies and procedures on, and any other legal obligations relating to, anti-bribery and corruption. Failure to do so may result in disciplinary action being taken against you.

27.2	You should familiarise yourself with all policies and procedures that apply to you. Unless otherwise stated, these policies, guidelines and procedures do not form part of your Agreement.

27.3	The disciplinary and grievance rules and procedures which are applicable to you do not form part of your contract of employment. If you wish to appeal against a disciplinary decision you should apply in writing to your line manager or HR contact in accordance with the Company’s disciplinary procedure.

28	Section 409A of the Code

The following provisions will apply to the compensation and benefits payable to you under your Agreement and the other plans and policies of the Company to the extent you are subject to Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”).

28.1	The obligations under your Agreement and the Company’s plans and policies, including the incentive plans, are intended to comply with the requirements of Section 409A or an exemption or exclusion therefrom and shall in all respects be administered in accordance with such intent. Notwithstanding the foregoing, nothing contained herein shall constitute an indemnity or obligation of any kind of the Company to pay any taxes, penalties or interest or other amounts payable by you in connection with the application of Section 409A. Any payments that qualify for the “short-term deferral” exception under U.S. Treasury Regulations Section 1.409A-1(b)(4), the “separation pay” exception under U.S. Treasury Regulations Section 1.409A-1(b)(9)(iii) or any other exception under Section 409A shall be paid under the applicable exceptions to the greatest extent possible. Your right to receive any instalment payments pursuant to this Agreement shall be treated as a right to receive a series of separate payments for purposes of Section 409A.

28.2	All reimbursements and in-kind benefits that constitute deferred compensation within the meaning of Section 409A provided under your Agreement or otherwise shall be made or provided in accordance with the requirements of Section 409A, including, without limitation, that (a) in no event shall reimbursements by the Company under your Agreement be made later than the end of the calendar year next following the calendar year in which the applicable fees and expenses were incurred, (b) the amount of in-kind benefits that the Company is obligated to pay or provide in any given calendar year shall not affect the in-kind benefits that the Company is obligated to pay or provide in any other calendar year and (c) your right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit.

28.3	If you are a “specified employee” within the meaning of Section 409A (as determined in accordance with the methodology established by the Company as in effect on your date of termination), amounts that constitute “nonqualified deferred compensation” within the meaning of Section 409A that would otherwise be payable under this Agreement or otherwise during the six (6)-month period immediately following the date of termination on account of your “separation from service” shall instead be paid as soon as practicable after the date that is six (6) months following your “separation from service” within the meaning of Section 409A.

Appendix 1 - Definitions and interpretation

In the Detailed Terms and Conditions, the following terms have the following meanings:

“Barclays” means Barclays PLC.

“Barclays Group” means Barclays, the Company and any other company which is from time to time:

(a)	a holding company (as defined by Section 1159 of the Companies Act 2006) of Barclays;

(b)	a subsidiary (as defined by Section 1159 of the Companies Act 2006) of Barclays or of its holding company;

(c)	a company over which Barclays has control within the meaning of Section 1124 of the Corporation Tax Act 2010; or

(d)	a subsidiary undertaking (as defined by Section 1162 of the Companies Act 2006) of Barclays;

and “Barclays Group company” will be interpreted accordingly.

“Benefits Allowance” means the allowance allocated for the purposes of My Rewards.

“Board” means the Board of Directors of Barclays and any duly appointed committee of the Board.

“Company” means your employing entity within the Barclays Group.

“Conduct Rules” means the conduct rules issues from time to time by the PRA and / or the FCA applicable to Senior Managers.

“FCA” means the Financial Conduct Authority or any successor or applicable regulatory authority.

“Group Chairman” means the Barclays Group Chairman from time to time.

“Notice Period” means the notice period as set out in your Summary of Key Terms.

“PRA” means the Prudential Regulation Authority or any successor or applicable regulatory authority.

“Risk and/or Compliance requirements” means a control or regulatory issue of business unit significance that is identified by the Company in its absolute discretion.

“Senior Manger” means a person performing one or more Senior Management Functions designated by the Prudential Regulatory Authority (“PRA”) and / or the Financial Conduct Authority (“FCA”).

“Share” means an ordinary share in Barclays PLC.

“Start Date” means the start date as set out in your Summary of Key Terms.

“Statement of Responsibilities” means a written statement of responsibilities allocated to you in your capacity as Senior Manager; and

“Termination Date” means the date on which your employment terminates.

Some capitalised terms in the Detailed Terms and Conditions are as defined in your Summary of Key Terms and any applicable Schedules.